Sub-Item 77F:  Changes in security for debt.


Highland Floating Rate Opportunities Fund entered into a credit agreement with State Street Bank and Trust on June
13, 2011, terminating on June 12, 2012. The credit agreement is secured by the assets of Highland Floating
Rate Opportunities Funds.